Exhibit 99.2

TUFIN SOFTWARE TECHNOLOGIES LTD.

Special Note Regarding Forward-Looking Statements

We make forward-looking statements in this report that are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	the impact of the COVID-19 global pandemic on the budgets of our customers and on economic conditions generally;

•	our expectation that policy-based security automation solutions will garner a growing share of enterprise security spend;

•	our expectations for sales in certain key verticals and geographic regions;

•	our plans to invest in our sales force and marketing teams and develop our sales platform;

•	our plans to deploy additional cloud-based subscription products over time, to enable more customers to consume our products beyond our existing on-premise solutions;

•	our expectations regarding customer relationships developed by our hybrid sales model;

•	our expectations regarding maintaining a high level of customer retention to achieve favorable return on investments;

•	our expectations regarding growth in the market for enterprise security and network management products;

•	our plans to continue investing in and growing our research and development capabilities;

•	our expectations regarding sales of our newest product, SecureCloud;

•	our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features;

•	our expectations regarding seasonality;

•	our expectations regarding sales driven by channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies;

•	our expectations regarding general political and economic conditions, including due to the impact of coronavirus;

•	our expectations regarding the outcome of securities class action lawsuits; and

•	our expectations regarding our tax classifications.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider other factors described in “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 18, 2020 and this report on Form 6-K.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are pioneering a policy-centric approach to security and IT operations. We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments. Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to implement complex network changes from days to minutes. Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console.

Cybersecurity is critical for enterprises of all sizes. As enterprises embrace digital transformation and adopt new technologies such as cloud-based services, software-defined networks, microservices and containers, the IT and cloud environments become increasingly complex and vulnerable to attack. In response to the heightened threat environment, lack of a defined network perimeter and a constantly changing attack surface, enterprises continue to implement additional firewalls, endpoint security, identity and access management and other security solutions. However, we believe most enterprises lack effective and comprehensive security policy management, which results in a trade-off between the necessary security posture and business requirements for speed, agility and innovation.

We believe a new approach to enterprise security is necessary — a data-driven framework centered on policy management and operationalized through policy-based automation, enhancing compliance and security while improving operational efficiency. To address this need, we have developed highly differentiated technology with four main pillars, as described below.

•
Policy-centric approach. We enable enterprises to visualize, define and enforce a unified security policy that acts as the foundation of governance and control, replacing ad-hoc configurations across fragmented networks.

•
Automated network changes. We automate the network change process across complex, heterogeneous environments, increasing business agility, enabling faster application deployment and reducing human error.

•	Data-driven insights. Our approach draws data from across a customer’s IT and cloud environments, providing insights on connectivity and end-to-end visibility across the network.

•
Open and extensible framework. Our open solutions serve as a centralized control layer for our customers’ networks and can connect to a wide range of third-party technologies through application program interfaces, or APIs.

Our principal executive offices are located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, and our telephone number is +972 (3) 612-8118.

Recent Developments

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting our customers and channel partners, as well as our business, results of operations, financial position and cash flows. We remain focused on protecting the health and wellbeing of our employees and the communities in which we operate, while assuring the continuity of our business operations.

As a result of the demand for our products and services, leadership position in the market, strong cash position and experienced management team, we have been able to respond quickly to our customers’ changing business demands in connection with the COVID-19 pandemic. Although we have experienced longer sales cycles for larger transactions as a result of COVID-19, we believe that businesses are recognizing the value of increased security and efficiency, which we believe leads to relatively stable demand for our products and services. While we continue to assess the impact from the pandemic, we are unable to accurately predict the full impact of the pandemic on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of our customers and channel partners, and other factors described in “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 18, 2020 and this report on Form 6-K.

Comparison of Period to Period Results of Operations

The following tables summarize our results of operations in dollars and as a percentage of our total revenues for the periods indicated. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
	2019		2020
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$21,520	45.3%	$13,705	31.0%
Maintenance and professional services	26,035	54.7	30,571	69.0
Total revenues	47,555	100.0	44,276	100.0
Cost of revenues:
Product	1,530	3.2	1,213	2.7
Maintenance and professional services	7,411	15.6	9,113	20.6
Total cost of revenues(1)	8,941	18.8	10,326	23.3
Gross profit	38,614	81.2	33,950	76.7
Operating expenses:
Research and development(1)	13,967	29.4	18,211	41.1
Sales and marketing(1)	30,752	64.7	31,465	71.1
General and administrative(1)	5,877	12.4	9,724	22.0
Total operating expenses	50,596	106.4	59,400	134.2
Operating loss	$(11,982)	(25.2)	$(25,450)	(57.5)
Financial expense, net	(237)	(0.5)	436	1.0
Loss before taxes on income	$(12,219)	(25.7)	$(25,014)	(56.5)
Taxes on income	(443)	(0.9)	(843)	(1.9)
Net loss	$(12,662)	(26.6)%	$(25,857)	(58.4)%

	Three Months Ended June 30,
	2019		2020
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$10,897	43.4%	$7,901	34.3%
Maintenance and professional services	14,204	56.6	15,131	65.7
Total revenues	25,101	100.0	23,032	100.0
Cost of revenues:
Product	1,001	4.0	660	2.9
Maintenance and professional services	3,902	15.5	4,096	17.8
Total cost of revenues(1)	4,903	19.5	4,756	20.6
Gross profit	20,198	80.5	18,276	79.4
Operating expenses:
Research and development(1)	7,464	29.7	8,033	34.9
Sales and marketing(1)	17,152	68.3	13,636	59.2
General and administrative(1)	3,289	13.1	4,793	20.8
Total operating expenses	27,905	111.2	26,462	114.9
Operating loss	$(7,707)	(30.7)	$(8,186)	(35.5)
Financial expense, net	(277)	(1.1)	(127)	(0.6)
Loss before taxes on income	$(7,984)	(31.8)	$(8,313)	(36.1)
Taxes on income	(230)	(0.9)	(500)	(2.2)
Net loss	$(8,214)	(32.7)%	$(8,813)	(38.3)%

(1)	Includes share-based compensation expense as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Cost of revenues	311	467	546	962
Research and development	477	1,113	615	2,183
Sales and marketing	1,511	1,022	2,000	2,209
General and administrative	344	935	574	1,838
Total share-based compensation expense	2,643	3,537	3,735	7,192

 Comparison of the Three and Six Months Ended June 30, 2019 and 2020

Revenues

The following table presents the breakdown of revenue between product, maintenance and support and professional services:

	Three Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$10,897	$7,901	$(2,996)	(27.5)%
Maintenance and support	11,305	12,315	1,010	8.9
Professional services	2,899	2,816	(83)	(2.9)
Total revenues	$25,101	$23,032	$(2,069)	(8.2)%

Revenues decreased by $2.1 million, or 8.2%, from $25.1 million in the three months ended June 30, 2019 to $23.0 million in the three months ended June 30, 2020. The decrease in total revenues was driven by a decrease in product revenues across all regions and was partially offset by increase in maintenance and support revenues.

Sales volumes to existing customers amounted to $17.4 million in three months ended June 30, 2019 compared to $18.2 million in three months ended June 30, 2020. Sales volumes to new customers amounted to $7.8 million in three months ended June 30, 2019 compared to $4.9 million in three months ended June 30, 2020.

Product revenues decreased by $3.0 million, or 27.5%, from $10.9 million in the three months ended June 30, 2019 to $7.9 million in the three months ended June 30, 2020. This decrease was primarily attributable to longer sales cycles of large deals driven by the impact of the COVID-19 pandemic. Most of our product revenues was attributable to sales of perpetual licenses.

Maintenance and support revenues increased by $1.0 million, or 8.9%, from $11.3 million in the three months ended June 30, 2019 to $12.3 million in the three months ended June 30, 2020. Revenues from maintenance and support renewals increased by $0.7 million and revenues from initial maintenance and support contracts increased by $0.3 million.

Professional services revenues decreased by $0.1 million, or 2.9%, from $2.9 million in the three months ended June 30, 2019 to $2.8 million in the three months ended June 30, 2020.

	Six Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$21,520	$13,705	$(7,815)	(36.3)%
Maintenance and support	21,674	24,703	3,029	14.0
Professional services	4,361	5,868	1,507	34.6
Total revenues	$47,555	$44,276	$(3,279)	(6.9)%

Revenues decreased by $3.3 million, or 6.9%, from $47.6 million in the six months ended June 30, 2019 to $44.3 million in the six months ended June 30, 2020. The decrease in total revenues was driven by a decrease in product revenues across all regions and was partially offset by increase in maintenance and support and professional services revenues.

Sales volumes to existing customers amounted to $33.5 million in six months ended June 30, 2019 compared to $34.3 million in six months ended June 30, 2020. Sales volumes to new customers amounted to $14.0 million in six months ended June 30, 2019 compared to $10.0 million in six months ended June 30, 2020.

Product revenues decreased by $7.8 million, or 36.3%, from $21.5 million in the six months ended June 30, 2019 to $13.7 million in the six months ended June 30, 2020. This decrease was primarily attributable to longer sales cycles of large deals driven by the impact of the COVID-19 pandemic. Most of our product revenues was attributable to sales of perpetual licenses.

Maintenance and support revenues increased by $3.0 million, or 14.0%, from $21.7 million in the six months ended June 30, 2019 to $24.7 million in the six months ended June 30, 2020. Revenues from maintenance and support renewals increased by $1.6 million and revenues from initial maintenance and support contracts increased by $1.5 million.

Professional services revenues increased by $1.5 million, or 34.6%, from $4.4 million in the six months ended June 30, 2019 to $5.9 million in the six months ended June 30, 2020. This increase was attributable to the expansion of our professional services teams in order to achieve faster delivery times and improved services.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Three Months Ended June 30,
	2019		2020
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Americas	$13,032	51.9%	$12,419	53.9%
EMEA	9,791	39.0	8,734	37.9
APAC	2,278	9.1	1,879	8.2
Total	$25,101	100.0%	$23,032	100%

The Americas accounted for the majority of our revenues in the three months ended June 30, 2019 and 2020. Revenues in the Americas region decreased by $0.6 million, or 4.7%, from $13.0 million in the three months ended June 30, 2019 to $12.4 million in the three months ended June 30, 2020.

EMEA also accounted for a significant portion of our revenues in the three months ended June 30, 2019 and 2020. Revenues in the EMEA region decreased by $1.1 million, or 10.8%, from $9.8 million in the three months ended June 30, 2019 to $8.7 million in the three months ended June 30, 2020.

	Six Months Ended June 30,
	2019		2020
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Americas	$25,453	53.5%	$23,855	53.9%
EMEA	18,837	39.6	17,197	38.8
APAC	3,265	6.9	3,224	7.3
Total	$47,555	100.0%	$44,276	100%

The Americas accounted for the majority of our revenues in the six months ended June 30, 2019 and 2020. Revenues in the Americas region decreased by $1.6 million, or 6.3%, from $25.5 million in the six months ended June 30, 2019 to $23.9 million in the six months ended June 30, 2020.

EMEA also accounted for a significant portion of our revenues in the six months ended June 30, 2019 and 2020.

Revenues in the EMEA region decreased by $1.6 million, or 8.7%, from $18.8 million in the six months ended June 30, 2019 to $17.2 million in the six months ended June 30, 2020.

Revenues in the APAC region were relatively flat in the six months ended June 30, 2019 compared to the six months ended June 30, 2020.

Cost of Revenues

	Three Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenues:
Product	$1,001	660	$(341)	(34.1)%
Maintenance and professional services	3,902	4,096	194	5.0%
Total cost of revenues	$4,903	4,756	$(147)	(3.0)%

Cost of revenues decreased by $0.1 million, or 3.0%, from $4.9 million in the three months ended June 30, 2019 to $4.8 million in the three months ended June 30, 2020. This decrease was primarily driven by lower cost of product revenues, that was partially offset higher by compensation costs and related overhead associated with the increase in services, support and fulfillment employees.

Cost of product revenues decreased by $0.3 million, or 34.1%, from $1.0 million in the three months ended June 30, 2019 to $0.7 million in the three months ended June 30, 2020. The decrease in cost of product revenues was primarily driven by lower hardware sales.

Cost of maintenance and professional services revenues increased by $0.2 million, or 5.0%, from $3.9 million in the three months ended June 30, 2019 to $4.1 million in the three months ended June 30, 2020. The increase in cost of maintenance and professional services revenues was driven primarily by an increase in personnel costs and related overhead expenses as we grew our technical support and professional services headcount to support our increased sales.

	Six Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Cost of revenues:
Product	$1,530	1,213	$(317)	(20.7)%
Maintenance and professional services	7,411	9,113	1,702	23.0%
Total cost of revenues	$8,941	10,326	$1,385	15.5%

Cost of revenues increased by $1.4 million, or 15.5%, from $8.9 million in the six months ended June 30, 2019 to $10.3 million in the six months ended June 30, 2020. This increase was primarily driven by the increase in compensation costs and related overhead associated with the increase in services, support and fulfillment employees.

Cost of product revenues decreased by $0.3 million, or 20.7%, from $1.5 million in the six months ended June 30, 2019 to $1.2 million in the six months ended June 30, 2020. The decrease in cost of product revenues was primarily driven by lower hardware sales.

Cost of maintenance and professional services revenues increased by $1.7 million, or 23.0%, from $7.4 million in the six months ended June 30, 2019 to $9.1 million in the six months ended June 30, 2020. The increase in cost of maintenance and professional services revenues was driven primarily by an increase in personnel costs and related overhead expenses as we grew our technical support and professional services headcount to support our increased sales.

Gross Profit

	Three Months Ended June 30,
	2019		2020			Gross Profit Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin		Amount	%
Gross profit	$20,198	80.5%	$18,276	79.4	%.	$(1,922)	(9.5)%

Gross profit decreased by $1.9 million, or 9.5%, from $20.2 million in the three months ended June 30, 2019 to $18.3 million in 2020. Gross margins decreased from 80.5% to 79.4% during the same period. This decrease was driven by our costs of revenues decreasing by a lower percentage than our revenues, as discussed above.

	Six Months Ended June 30,
	2019		2020			Gross Profit Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin		Amount	%
Gross profit	$38,614	81.2%	$33,950	76.7	%.	$(4,664)	(12.1)%

Gross profit decreased by $4.7 million, or 12.1%, from $38.6 million in the six months ended June 30, 2019 to $34.0 million in 2020. Gross margins decreased from 81.2% to 76.7% during the same period. This decrease was driven by higher costs of revenues, primarily due to increased headcount to support faster deployment of our solutions, as well as lower revenues, as discussed above.

Operating Expenses

	Three Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Operating expenses:
Research and development	$7,464	$8,033	$569	7.6%
Sales and marketing	17,152	13,636	(3,516)	(20.5)
General and administrative	3,289	4,793	1,504	45.7
Total operating expenses	$27,905	$26,462	$(1,443)	(5.2)%

Operating expenses decreased by $1.4 million, or 5.2%, from $27.9 million in the three months ended June 30, 2019 to $26.5 million in the three months ended June 30, 2020.

Research and Development. Research and development expenses increased by $0.6 million, or 7.6%, from $7.5 million in the three months ended June 30, 2019 to $8.0 million in 2020. This increase was primarily attributable to an increase of $0.9 million in compensation expenses, which includes a $0.6 million increase in share-based compensation expense, as we grew our research and development team in order to enhance and further develop our existing and new products. This increase was partially offset by decrease in other allocated expense.

Sales and Marketing. Sales and marketing expenses decreased by $3.5 million, or 20.5%, from $17.2 million in the three months ended June 30, 2019 to $13.6 million in the three months ended June 30, 2020. This decrease was primarily attributable to COVID-19 related savings of $1.2 million decrease in travel expenses and $0.9 million decrease in marketing events.

General and Administrative. General and administrative expenses increased by $1.5 million, or 45.7%, from $3.3 million in the three months ended June 30, 2019 to $4.8 million in the three months ended June 30, 2020. This increase was primarily attributable to an increase of $0.8 million in compensation costs, which includes a $0.6 million increase in share-based compensation expense due to increased headcount associated with becoming a public company, coupled with a $0.3 million increase in accounting and legal expenses.

	Six Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Operating expenses:
Research and development	$13,967	$18,211	$4,244	30.4%
Sales and marketing	30,752	31,465	713	2.3
General and administrative	5,877	9,724	3,847	65.5
Total operating expenses	$50,596	$59,400	$8,804	17.4%

Operating expenses increased by $8.8 million, or 17.4%, from $50.6 million in the six months ended June 30, 2019 to $59.4 million in the six months ended June 30, 2020.

Research and Development. Research and development expenses increased by $4.2 million, or 30.4%, from $14.0 million in the six months ended June 30, 2019 to $18.2 million in 2020. This increase was primarily attributable to an increase of $4.4 million in compensation expenses, which includes a $1.6 million increase in share-based compensation expense, as we grew our research and development team in order to enhance and further develop our existing and new products. This increase was partially offset by decrease in other allocated expense.

Sales and Marketing. Sales and marketing expenses increased by $0.7 million, or 2.3%, from $30.8 million in the six months ended June 30, 2019 to $31.5 million in the six months ended June 30, 2020. This increase was attributable to a $3.2 million increase in compensation expenses, that partially offset by COVID-19 related savings of $1.0 million in marketing events related expense and $1.0 million in travel expenses compared to the six months ended June 30, 2020.

General and Administrative. General and administrative expenses increased by $3.8 million, or 65.5%, from $5.9 million in the six months ended June 30, 2019 to $9.7 million in the six months ended June 30, 2020. This increase was primarily attributable to an increase of $2.2 million in compensation costs, which includes a $1.3 million increase in share-based compensation expense due to increased headcount associated with becoming a public company, coupled with a $0.6 million increase in accounting and legal expenses.

Financial Expense, Net

	Three Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Financial expense, net	$(277)	$(127)	$150	54%

Financial expense, net decreased from $0.3 million in the three months ended June 30, 2019 to a financial expense, net of $0.1 million in the three months ended June 30, 2020. Our financial expense, net was impacted by exchange rate fluctuations in the foreign currencies against the U.S. dollar and our derivatives and hedging activities, which resulted in a loss of $0.2 million in the three months ended June 30, 2020.

	Six Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Financial income (expense), net	$(237)	$436	$673	284%

Financial expense, net for the six months ended June 30, 2019 were $0.2 million.  Financial income, net for the six months ended June 30, 2020 were $0.4 million. Our financial income was impacted by exchange rate fluctuations in the foreign currencies against the U.S. dollar and our derivatives and hedging activities, which resulted in an income of $0.3 million in the six months ended June 30, 2020 and due to $0.2 million interest income earned on our cash balances in the six months ended June 30, 2020.

Taxes on Income

	Three Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Taxes on income	$(230)	$(500)	$(270)	117.4%

Taxes on income increased from a tax expense of $0.2 million in the three months ended June 30, 2019 to a tax expense of $0.5 million in the three months ended June 30, 2020.

	Six Months Ended June 30,
	2019	2020	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Taxes on income	$(443)	$(843)	$(400)	90.3%

Taxes on income increased from a tax expense of $0.4 million in 2019 to a tax expense of $0.8 million in 2020. Our effective tax rate was primarily impacted by our diverse geographic mix of earnings and losses, as well as our full valuation allowance against potential future benefits for deferred tax assets of our Israeli entity, including loss carryforwards generated in Israel. In addition, our effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable.

Liquidity and Capital Resources

Since 2015, we have primarily funded our operations through sales of our products and services. As of June 30, 2020, we had $94.8 million of cash and cash equivalents. This increase was primarily attributable to cash proceeds of $115.3 million received from the issuance and sale of 8,855,000 ordinary shares, partially offset by $2.6 million in payments made in connection with our initial public offering. We believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products and solutions.

Net Cash Provided by (Used in) Operating Activities

Cash used in operating activities was $11.2 million for the six months ended June 30, 2020. This was primarily due to an increased net loss of $25.9 million adjusted by non-cash charges of $8.1 million, primarily relating to depreciation of property and equipment and share-based compensation, and a favorable impact of $6.6 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $5.0 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $5.4 million decrease in accounts receivable, partially offset by (a) a $3.3 million increase in prepaid expenses and other current assets, (b) a $0.5 million decrease in employee and payroll accrued expenses and (c) a $0.4 million decrease in trade payables and operating lease.

Cash provided by operating activities was $1.5 million for the six months ended June 30, 2019. This was primarily due to an increased net loss of $12.7 million adjusted by non-cash charges of $4.1 million, primarily relating to depreciation of property and equipment and compensation related to options granted to our employees, and a net change of $10.1 million in our operating assets and liabilities. Change in operating assets and liabilities was primarily due to (i) a $8.5 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $3.4 million increase in trade payables and operating lease, partially offset by (a) a $2.2 million decrease in other accounts payable and non-current liabilities, (b) a $1.5 million increase in deferred taxes and other non-current assets and (c) a $0.5 million decrease in employee and payroll accrued expenses.

Net Cash Used in Investing Activities

In the six months ended June 30, 2019 and 2020, net cash used in investing activities was $1.6 million and $12.2 million, respectively. Investing activities in six months ended June 30, 2020 consist primarily of investments in marketable securities of $10.6 million and purchases of equipment for our offices.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $0.3 million in the six months ended June 30, 2020, consisting of $1.2 million changes in withholding tax related to employee share plans, which were partially offset by $1.0 million in proceeds from exercise of options. Net cash provided by financing activities was $112.9 million in the six months ended June 30, 2019, consisting of $115.3 million in proceeds from our initial public offering, which were partially offset by $2.6 million in offering-related expenses.

RISK FACTOR

Our business faces significant risks. You should carefully consider all of the information set forth in our annual report on Form 20-F and in our other filings with the Securities and Exchange Commission, or the SEC, including the following risk factor. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment.

The COVID-19 pandemic, including the efforts to mitigate its impact, has had and may continue to have a material adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.

The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on our business. In response to the pandemic, public health authorities and local and national governments have implemented measures that have and may continue to impact our business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel.

The COVID-19 pandemic has adversely affected our financial results primarily through increasing the length of time of our sales cycle to complete large transactions, and may adversely impact our long-term financial results in the future should the pandemic continue for a significant period of time.  In an effort to mitigate the impact of the pandemic on our business, we implemented certain cost reduction initiatives, including workforce reductions, and we may need to implement additional cost reduction initiatives in the future.  In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, we do not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on our future business operations, liquidity, financial condition and results of operations. The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” of the outbreak, globally and specifically within Israel and the United States. In addition, the extent of the impact on capital and financial markets, foreign currencies exchange and governmental or regulatory orders that impact our business are highly uncertain and cannot be predicted.

Further, we cannot predict the impact the COVID-19 pandemic will have on our channel partners and technology alliance partners, and we may be adversely impacted as a result of the adverse impact our business partners suffer. Additionally, concerns over the economic impact of the pandemic have caused extreme volatility in financial markets, which has adversely impacted and may continue to adversely impact our share price and our ability to access capital markets. To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 18, 2020. Any of the foregoing factors, or other effects of the pandemic that are not currently foreseeable, could adversely impact our business, financial condition and results of operation